SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of November 2002

Smedvig asa
Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

December 1, 2002	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Contact:
Mr. Alf C Thorkildsen, Chief Financial Officer
(tel. +47 51 50 99 19)
Smedvig asa

For immediate release

Smedvig secures new drilling contract for West Navion

Stavanger, Norway (November 11, 2002) — A letter of intent has been awarded to Smedvig by Esso Norge AS for the assignment of the deepwater drillship West Navion.

The contract includes drilling of one deepwater exploration well in 1350 meters of water in the Norwegian Sea, with an option for a second well. The estimated contract value for the firm part of the contract is approximately US$ 18 million. The drilling period is estimated to approximately three months. Start-up of operations is scheduled in the second quarter 2003.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile unit, tender rigs and platform drilling. Smedvig has a fleet of four modern drilling rigs, one drillship and nine tender rigs. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no

NEWS RELEASE

Contact:
Mr. Kjell E Jacobsen, Chief Executive Officer
(tel. 47 51 50 99 19)
Mr. Alf C Thorkildsen, Chief Financial Officer
(tel. 44 97 75 08 33)
Mr. Jim Dåtland, Investor Relations
(tel. 47 51 50 99 19)
Smedvig asa

Immediate release

Smedvig sells the drilling rig West Vanguard

Stavanger, Norway (November 22, 2002) — Smedvig has signed a contract for the sale of the semi-submersible drilling rig West Vanguard to Diamond Offshore Drilling Ltd. The agreed sales price for the drilling rig, which was built in 1982, is US$ 68.5 million. The hand-over of the rig is planned for December 2002.

West Vanguard is today assigned to Norsk Hydro on the Norwegian continental shelf. Smedvig will bareboat charter the rig until the end of the present contract. Smedvig and Diamond Offshore will cooperate to ensure a smooth transition of management of the rig including arrangements for securing employment for the employees on West Vanguard.

“The sale releases capital for new investment opportunities”, says CEO Kjell E Jacobsen in Smedvig.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile unit, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no

NEWS RELEASE

Contact:
Mr. Alf C Thorkildsen, Chief Financial Officer
(tel. +47 51 50 99 19)
Smedvig asa

For immediate release

Smedvig secures contract extension for West Vanguard

Stavanger, Norway (November 11, 2002) — Norsk Hydro has extended the production drilling contract for the semi-submersible drilling rig West Vanguard.

The contract includes drilling of one well on the Troll field on the Norwegian continental shelf, with an option for additional work on two wells. The estimated contract value for the firm part of the contract is approximately US$ 8 million. The drilling period is estimated to approximately 80 days. The contract extension is scheduled to start in direct continuation of the current contract period.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile unit, tender rigs and platform drilling. Smedvig has a fleet of four modern drilling rigs, one drillship and nine tender rigs. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no

3  Q U A R T E R  2 0 0 2

MAIN EVENTS

•	Continued strong operating profit for the tender rigs division
•	Mobile units division impacted by the extended yard-stay for West Epsilon and Norwegian labor dispute
•	New contracts for semi-tender West Alliance and semi-submersible rig West Alpha
•	Decline in the average NOK/US$ exchange rate

RESULTS

Consolidated revenues for the first nine months of 2002 amounted to NOK 2,547 million as compared to NOK 2,814 million for the same period in 2001, whereas operating profit for 2002 totaled NOK 361 million as compared to NOK 770 million for 2001.

Revenues for the third quarter 2002 were NOK 814 million, down from NOK 854 million in the preceding quarter.

Operating profit for the third quarter was NOK 48 million, NOK 104 million lower than the preceding quarter. The decrease was primarily a result of reduced contribution from the mobile units division due to a yard-stay and a stronger Norwegian krone versus the US dollar.

Net financial expenses for the third quarter were NOK 45 million as compared to NOK 40 million in the preceding quarter. The main reason for the increase was a reduction of other financial items as a result of reduced income on currency exchange transactions.

Income before income taxes for the third quarter was NOK 3 million, which is NOK 109 million lower than for the preceding quarter.

Net income for the quarter was NOK 1 million as compared to NOK 98 million in the preceding quarter.

Cash flow in the quarter amounted to NOK 66 million, which is NOK 189 million lower than for the preceding quarter.

During the third quarter, the drawdown on the Company’s revolving credit facility was reduced by US$ 15 million to US$ 395 million. Cash, cash equivalents and short-term investments amounted to NOK 610 million, as compared to NOK 723 million at the end of the previous quarter.

The quarterly report is prepared in accordance with the accounting principles described and applied by the Company in its Annual Report.

MOBILE UNITS DIVISION

The utilization rate for the Company’s mobile units was 77 percent as compared to 71 percent in the preceding quarter. The continued low utilization was caused by a yard-stay for one unit, a labor dispute and transit between assignments for some of the units. Operating loss was NOK 73 million as compared to a profit of NOK 25 million in the preceding quarter.

Until mid-August, the drillship West Navion operated offshore Canada for Marathon Oil. The unit was subsequently moved to UK waters for drilling of two wells for Amerada Hess. The Amerada Hess work, that started early September, is expected to keep the drillship employed until late November this year. Thereafter, the unit is contracted to carry out abandonment work for BP estimated to take approximately ten days.

The fifth-generation semi-submersible rig West Venture and the third-generation semi-submersible rig West Vanguard continued drilling operations for Norsk Hydro on the Troll field. During the quarter, West Vanguard experienced a short halt in operations due to a labor dispute. In October, Norsk Hydro informed Smedvig about their decision not to extend the contract for West Vanguard after December this year.

The fourth-generation semi-submersible rig West Alpha commenced operations for Shell in the UK sector of the North Sea in early August following a shorter unemployed period including a yard-stay. The unit has been awarded a short-term contract by Britannia Operator Limited in direct continuation of the Shell assignment. The current order backlog is expected to keep the unit employed throughout February 2003.

The ultra-large jack-up West Epsilon completed work for Nederlandse Aardolie Maatschappij (NAM) in the Netherlands late July. In preparation for the drilling assignment for BP on the Valhall field in Norway, the rig had a short yard-stay in the Netherlands for upgrades. In early September, the jack-up commenced the contract with BP.

TENDER RIGS DIVISION

The Company’s tender rigs were all employed during the quarter with 100 percent utilization, the same as in the preceding quarter. However, due to a stronger Norwegian krone versus the US dollar the operating profit decreased to NOK 111 million as compared to NOK 113 million in the preceding quarter.

The tenders T-2 and T-3 continued their work for Esso Production Malaysia Inc (EPMI). T-4 and T-7 continued their operations for Unocal in Thailand, while T-6 and T-8 carried out operations for Petronas Carigali in Malaysia and PTT Exploration and Production Company in Thailand, respectively.

The semi-tenders West Pelaut and West Menang continued drilling operations under contracts with Brunei Shell while the semi-tender West Alliance continued operations for EPMI. In July, the semi-tender West Alliance was awarded a contract by Unocal Indonesia Company for the drilling of production wells in approximately 1,000 meters of water offshore East Borneo in Indonesia. This is the first deepwater drilling assignment for a self-erecting tender rig. The duration of the assignment is three years with an option for the operator to end the contract after 18 months. Commencement is scheduled for February 2003 following a short yard-stay for adjustments required for the Unocal work.

PLATFORM DRILLING DIVISION

During the quarter, operations of the platform drilling division proceeded satisfactorily. Operating profit was NOK 12 million compared to NOK 16 million in the preceding quarter.

On the Statfjord and Veslefrikk fields, Smedvig performed drilling and maintenance activities for Statoil.

For BP the Company continued drilling operations and maintenance work on the Ula, Gyda and Valhall fields.

The Company performed drilling and maintenance work for Phillips Petroleum on the Ekofisk field. The work for Phillips on Ekofisk is expected to be completed by December this year.

The division includes well service operations. The level of activity for this business was in line with the previous quarters.

PROSPECTS

The negative outlook for the world economy has increased the uncertainty with respect to the prices and the future growth in demand for oil and gas. As a consequence, the overall demand for offshore drilling units has deteriorated over the last quarters reducing the total number of employed rigs. The drilling activity patterns, however, vary significantly depending on water depths and geographical areas.

For the Company’s tender rigs the near-term market outlook remains sound due to existing plans for new field developments in Southeast Asia. In addition, the novel cost-effective concept combining tender rigs and floating wellhead platforms for developing deepwater fields in benign waters is expected to expand the tender rig market niche.

The near-term demand for conventional water depth semi-submersibles is limited. For the Company’s semi-submersibles and drillship with short-term employment, future utilization is uncertain and idle periods can not be ruled out. Longer term, the balance of supply and demand in the offshore drilling market is believed to be redressed as the major oil companies are expected to keep exploration and development expenditure high in order to maintain reserve levels and procure growth in production. Smedvig believes there will be a reasonable long-term demand for high-quality drilling services in deep-water regions. For modern and advanced drilling units in more conventional water depths, demand is expected to be less volatile than for the market in general.

At the end of the third quarter, Smedvig had a backlog of committed drilling activity averaging eight months for its mobile units and 27 months for its tender rigs. The contract situation is expected to provide a positive cash flow that will strengthen the Company’s financial position and provide basis for future growth.

Stavanger, October 22, 2002
The Board of Directors
of Smedvig asa

KEY FIGURES

	3Q02	2Q02	1Q02	4Q01	3Q01	2Q01
Operating margin (%)	6	18	18	23	29	28
Equity ratio (%)	51	51	49	46	50	47
Return on equity (%) (annualized)	0	8	10	11	10	65
Return on total capital (%) (annualized)	2	6	7	9	11	10
Earnings per share (NOK)	0.01	1.19	1.57	1.76	1.49	9.07
Cash flow per share (NOK)	0.80	3.11	2.73	3.75	3.55	8.62
Interest coverage ratio	1.04	2.81	4.30	2.95	1.65	9.01

DEFINITIONS

Operating margin (%):    (Operating profit/Revenues) * 100

Equity ratio (%):    (Equity/Total assets) * 100

Return on equity (%):    Net income/Average equity

Return on total capital (%):    (Operating profit plus interest income)/Average total assets

Earnings per share (NOK):    Net profit/Average number of outstanding shares

Cash flow per share (NOK):    (Income before income taxes plus depreciation and amortization adjusted for unrealized exchange gains (losses), payable taxes and minority interests)/Average number of outstanding shares

Interest coverage ratio:    (Income before taxes plus Interest expenses)/Interest expenses

4

Income statment

Unaudited accounts in NOK mill.	2Q02	3Q02	9M02	3Q01	9M01	2001
Revenue
Revenues	854	814	2,547	964	2,814	3,816

Total revenues	854	814	2,547	964	2,814	3,816

Operating expenses
Personnel expenses	(341)	(392)	(1,078)	(348)	(994)	(1,362)
Operating expenses	(246)	(266)	(763)	(227)	(702)	(994)
Depreciation	(115)	(108)	(345)	(111)	(348)	(464)

Total operating expenses	(702)	(766)	(2,186)	(686)	2,044)	(2,820)

Operating profit	152	48	361	278	770	996

Interest income	7	6	21	12	45	62
Interest expense	(62)	(56)	(164)	(181)	(390)	(471)
Other financial items	15	5	49	8	(132)	(136)

Net financial items	(40)	(45)	(94)	(161)	(477)	(545)

Income before other items	112	3	267	117	293	451

Gain on sale of assets	0	0	0	0	721	721

Income before income taxes	112	3	267	117	1,014	1,172

Income taxes	(14)	(2)	(39)	5	(90)	(104)

Net income	98	1	228	122	924	1,068

Earnings per share	1.19	0.01	2.80	1.49	11.21	12.97
Diluted earnings per share	1.19	0.01	2.80	1.49	11.21	12.96

Balance Sheet

Unaudited accounts in NOK mill.	30.09.02	31.12.01	30.09.01
Long-term assets
Intangible fixed assets	149	125	157
Mobile units and tender rigs	6,939	8,019	7,267
Other tangible assets	336	415	508
Financial fixed assets	235	173	161

Total long-term assets	7,659	8,732	8,093

Current assets
Spare parts	105	123	108
Receiveables	1,115	1,032	1,039
Short-term investments	53	134	140
Cash and cash equivalents	557	930	625

Total current assets	1,830	2,219	1,912

Total assets	9,489	10,951	10,005

Shareholders’ equity
Paid-in capital	2,556	2,556	2,559
Retained earnings	2,262	2,512	2,443

Total shareholders’ equity	4,818	5,068	5,002

Liabilities
Provisions	152	128	116
Long-term interest bearing debt	3,607	4,564	3,931
Current liabilities	912	1,191	956

Total liabilities	4,671	5,883	5,003

Total shareholders’ equity and liabilities	9,489	10,951	10,005

Cash Flow Statement

Unaudited accounts in NOK mill.	9M02	2001	9M01
Net cash flow provided by operating activities	275	1,013	206
Net cash flow provided by (used in) investing activities	(211)	48	697
Net cash flow used in financing activities	(437)	(1,176)	(1,323)

Net cash flow	(373)	(115)	(420)
Cash and cash equivalents - beginning of year	930	1,045	1,045

Cash and cash equivalents - end of period	557	930	625

Equity Reconciliation

Unaudited accounts in NOK mill.	30.09.02	31.12.01	30.09.01
Equity - beginning of year	5,068	4,145	4,145
Net income for the period	228	1,068	924
New equity in the period	0	4	4
Treasury shares	(4)	(45)	0
Proposed dividend	0	(123)	0
Foreign currency effects	(464)	13	(36)
Other equity adjustments	(10)	6	(35)

Equity - end of period	4,818	5,068	5,002

Consolidated Accounts in Accordance with US GAAP

The Approximate Effect on Net Income of Significant Differences between Norwegian GAAP and US GAAP

Unaudited accounts in NOK mill.	9M02	2001	9M01
Net income in accordance with Norwegian GAAP	228	1,068	924
Minority interests	0	5	3
Adjustment for US GAAP:
Deferred taxes	(251)	(277)	(321)
Other adjustments	(6)	(7)	(9)

Approximate income in accordance with US GAAP	(29)	789	597

The Approximate Effect on Shareholders’ Equity of Significant Differences between Norwegian GAAP and US GAAP

Unaudited accounts in NOK mill.	30.09.02	31.12.01	30.09.01
Shareholders’ equity in accordance with Norwegian GAAP	4,818	5,068	5,002
Minority interests	(19)	(20)	(20)
Adjustment for US GAAP:
Deferred taxes	(1,189)	(938)	(986)
Dividends	0	123	0
Other adjustments	1	7	12

Approximate shareholders’ equity in accordance with US GAAP	3,611	4,240	4,008

PORTO BETALT
VED
INNLEVERINGA
P.P.
NORGE/NOREG

A PRIORITAIRE
PAR AVION
Bl. 70.341.12

Smedvig

SMEDVIG asa

Finnestadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: -47 51 50 99 00, Fax: -47 51 50 96 88

Registration No: 953 114 828, E-mail: smedvig@smedvig.no. Web-site: www.smedvig.no. Hugin: www.huginonline.no/SME